Writer’s Direct Number: (425) 313-8792

VIA EDGAR

March 21, 2025

Mr. Patrick Kuhn
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:    Costco Wholesale Corporation
10-K for Fiscal Year Ended September 1, 2024
File No. 000-20355
Dear Mr. Kuhn:

Thank you for our call this morning. Per our call, Costco Wholesale Corporation has received a ten business-day extension to respond to your comments in your March 19, 2025, letter to our 10-K referenced above. We plan to submit our comments by April 16, 2025.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ ALEJANDRO C. TORRES
Alejandro C. Torres
Corporate Counsel